NATIONAL BANK OF GREECE

Don Walker

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

U.S.A.

November 17, 2005

Dear Mr. Walker,

RE: National Bank of Greece S.A.

Form 20-F for Fiscal Year Ended December 31, 2004

Filed July 15, 2005

File No. 1-14960

We refer to the Staff’s comment letter dated November 3, 2005 on the above referenced Annual Report on Form 20-F (the Annual Report) of National Bank of Greece S.A. (the Company).

Set forth below in detail is the Company’s response to the Staff’s comment.  For your convenience, the comment is repeated below, prior to the response.

Note 25: Long-Term Debt, page 194

We note your supplemental response to comment six of our letter dated September 23, 2005.  Please revise future filings to make the disclosures required by Rule 3-10(b)(4) of Regulation S-X which requires disclosure in a footnote stating that the issuer is a 100%-owned finance subsidiary of the parent company and the parent company has fully and unconditionally guaranteed the securities.  The footnote must also include the narrative disclosures specified in paragraphs (i)(9) and (i)(10) of Rule 3-10 of Regulation S-X.  If you are not able to make these required disclosures, please tell us why.

Response:

We note the Staff’s comment and propose to include disclosure of these matters in future filings as follows:

NOTE 25: LONG-TERM DEBT

Long-term debt (original maturities of more than one year) at December 31, 2005 comprised:

	Under 1 year	1-5 years	After 5 years	TOTAL
(EUR in thousands)
By remaining maturity
Senior Debt:
Fixed Rate	[ ]	[ ]	[ ]	[ ]
Variable Rate	[ ]	[ ]	[ ]	[ ]
Subordinated Debt:
Fixed Rate	[ ]	[ ]	[ ]	[ ]
Variable Rate	[ ]	[ ]	[ ]	[ ]
Total	[ ]	[ ]	[ ]	[ ]

Senior fixed rate debt

The Group’s senior fixed rate debt of EUR [   ] thousand at December 31, 2005 is denominated in euro, carries a weighted average interest rate of [   ] %, matures through 2012 and pays interest semi-annually.

Senior variable rate debt

The Group’s senior variable rate debt of EUR [   ] thousand at December 31, 2005 matures through 2016 and pays interest quarterly.  Debt denominated in euro amounting to [   ] thousand had a weighted average interest rate of [   ] %; US dollar denominated debt (converted to EUR [   ] thousand) had a weighted average interest rate of [   ] %.

Subordinated debt and Variable Interest Entities

NBG Funding Ltd and NBG Finance plc (the “finance subsidiaries”) are 100% owned unconsolidated finance subsidiaries of the Bank and the Bank has fully and unconditionally guaranteed all securities issued by these companies.  There are no restrictions on the ability of these unconsolidated finance subsidiaries to transfer funds to the Bank in the form of cash dividends, loans and advances.

NBG Funding Ltd issued the following securities:

1. EUR 350 million Series A Floating Rate Non-Cumulative Non-Voting Preferred Securities issued in July 2003.  The securities are guaranteed on a subordinate basis by the Bank.  The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part, in July 2013 or on any dividend date falling thereafter subject to the consent of the Bank.  The preferred dividend rate is three-month Euribor plus 175 bps until July 11, 2013 and Euribor plus 275 bps thereafter, which is paid quarterly.

2. EUR 350 million Series B CMS-Linked Subordinate Callable Notes issued in November 2004.  The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part, in November 2014 or any dividend date falling thereafter subject to the consent of the Bank.  The preferred dividend is 6.25% for the first year and then is determined as the 10 year EUR CMS mid swap rate plus 12.5 bps reset every six months and capped at 8.00% paid semi-annually.

3. USD 180 million Series C CMS-Linked Subordinate Callable Notes issued in November 2004.  The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part, in November 2014 or any dividend date falling thereafter subject to the consent of the Bank.  The preferred dividend is 6.75% for the first year and then is determined as the 10 year USD CMS mid swap rate plus 12.5 bps reset every six months and capped at 8.50% paid semi-annually.

4. EUR 230 million Series D CMS-Linked Subordinated Callable Notes issued in February 2005.  The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part, on

February 16, 2015 or any dividend date falling thereafter subject to the consent of the Bank.  The preferred dividend rate is 6.00% until February 16, 2010 and thereafter is determined as the difference of the 10 year EUR CMS mid swap rate minus the 2 year mid swap rate multiplied by four subject to a minimum rate of 3.25% and capped at 10.00% paid annually.

The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 30 year maturity.

In addition, NBG Finance plc issued the following securities:

1. EUR 750 million Callable Subordinate Floating Rate Notes issued in June 2002.  The securities are due in June 2012 and are guaranteed on a subordinate basis by the Bank.  The notes may be redeemed at the option of the Bank in or after June 2007. The notes carry interest at Euribor plus 80 bps to June 2007 and Euribor plus 210 bps thereafter, which is paid quarterly.

2. JPY 30 billion Callable Subordinated Fixed Rate Notes issued in June 2005.  The securities are due in June 2035 and are guaranteed on a subordinate basis by the Bank.  The Notes may be redeemed at the option of the Bank in or after June 2015.  The notes carry a fixed rate of interest of 2.755%, which is payable semi-annually in arrears.

The proceeds of the above Notes issued by NBG Finance are lent to the Bank under loan agreements with the same terms as each one of the Notes referred to above.

The Group’s subordinated debt at December 31, 2005 is represented in its entirety by all loans by NBG Finance to the Bank, which transfer the proceeds of the securities mentioned above issued by NBG Funding and NBG Finance to the Bank.

The Group does not consolidate the finance subsidiaries following the guidance in FIN 46R, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.  Under this guidance, the Group is not deemed to be the primary beneficiary of the entities because the Group does not absorb the majority of the entities’ expected losses nor receive a majority of the entities’ expected returns.

Should the Staff have any questions or require any additional information, please contact Ioannis Kyriakopoulos on +30 210 369 5701.

Yours sincerely,

/s/ Anthimos Thomopoulos

Anthimos Thomopoulos
Chief Financial Officer and
Chief Operations Officer
National Bank of Greece

Copy:	D. Max Aaron, Allen & Overy LLP